UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No   ☒

Angel Cano, BBVA^s President & Chief Operating Officer Madrid, January 31st 2014 2013 Results
Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and other factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information and intentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.
Risk Highlights Adequate financing structure Solvency Liquidity Earnings Risk Recurring revenue in a complex environment Spotlight on Spain Management and strength of capital Strong fundamentals
Risk Solvency Liquidity Earnings Highlights Risk Strong fundamentals NPA ratio 4.6% Liquidity gap reduced €33bn (€ balance sheet, 12M13) Gross income €21,397m (12M13) Coverage ratio 59% Note: risk figures exclude real estate activities. NPA ratio of real estate activity in Spain: 55.5% and coverage 61%. Core capital ratio BIS 2.5 11.6% BIS III 9.8% (fully loaded)
Notable aspects of a complex year - Portfolio managment: corporate operations - AT1 Issued - Dividend policy change - CNCB operation - Reclassification of refinanced assets External factors - Mortgage floor ruling - Low interest rate environment and deleveraging - Hyper-inflation and devaluation in Venezuela - Deposit Guarantee Fund Sale of AFPs Sale of Panama Sale of Life Insur. portfolios Internal managment
Earnings: strength and recurrence of revenue despite environment ... Net interest income + fee income €m -2.2% -2.3% Gross income €m +3.5% constant € +2.6% constant € Recurring revenue is growing +5,0% in 4Q13 +2,6% in 4Q13
... strongly supported by diversification ... Note: excludes Holding. YoY variation in constant € Spain Rest of Europe Mexico South America Turkey Asia USA Developed 40% YoY change Weight -7.0% Emerging 60% YoY change Weight +16.1% Breakdown of gross income 12M13 % Driven by emerging markets
... and cost management adapted to each region ... Costs contained Perimeter effect YoY change 12M13 vs 12M12 (%) Investment for the future Exposure to inflationary economies Developed Emerging YoY change 12M13 vs 12M12 (%) Note: excludes Holding +3.8% Current € (+8.4%) Constant € Costs 12M13 vs 12M12
Operating income €m -3.0% constant € -8.2% ... resulting in solid earnings and leadership in terms of profitability Ability to absorb loan-loss provisioning Operating income/ATAs BBVA vs peer group ; 9M13 (%) Note: peer group includes BARCL, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, RBS, SAN, SG, UBS, UCI
Risk: Spain is still in the spotlight NPA ratio (%) Coverage ratio (%) Cum. risk premium 1.6% 1.5% 1.2% 1.4% 1.4% NPAs Indicators NPAs €bn Refinancing Note: risk figures exclude real estate activities. NPA ratio for real estate activity in Spain: 55.5%, 61% coverage, NPAs €9.3bn and risk premium 3.2% Improved trend in new NPAs entries: moving towards normal conditions
Core capital ratio (BIS 2.5) (%) Capital: strength and capital generation Note: " Corporate operations " include CNBC and those in Latin America. "Other" mainly consists of capital losses on AFS equities, minorities and currency effects. Leverage ratio: 5.6% And ... Core ratio: 9.8% BIS III fully loaded (Dec.13) Comfortable capital position
Liquidity: solid position on euro balance sheet Reduced financing requirements Higher proportion of cust. funds Liquidity gap reduced €33bn (€ balance sheet, 12M13) Issues with longer tenors and lower cost Pioneers in AT1 issue under BIS III Change in funding mix Issuance activity Improved balance sheet structure Reduction of LTRO +€8.3bn -€20bn
Summary: resilience in a difficult year €m Affected by one-off items Analyst assessment Note: Earnings are presented this way to show the development of recurring business. The reconciliation with the official earnings statement is shown on page 47 of the financial information filed today with the CNMV.
Once again ... Strong revenues Solid earnings Strong structure Net attributable profit €2.2bn Solvency 4.6% 59% Liquidity Risk NPA ratio Coverage ratio 11.6% BIS 2.5 €21bn Diversified revenues 60% Emerging liquidity gap €33bn (12M13) (12M13) 5.6% Leverage ratio Note: risk figures exclude real estate activities. NPA ratio of real estate activity in Spain: 55.5% and coverage 61%. 9.8% BIS III fully loaded
Business Areas
Developed Emerging
-8.5% Lending -9.3% +13.0% Customer funds Business activity in Spain YoY chg in average balances Net interest income €m Operating income €m -19.3% Gross income €m Banking activity in Spain: management in a complex environment -18.4% Increases in market share of lending and customer funds in 2013
Banking activity in Spain: risk reflects impact of reclassifying refinanced loans NPA and coverage ratios (%) NPAs €bn NPA ratio Coverage ratio Refinancing Improved trend of NPAs entries: moving towards normal conditions
€m Banking activity in Spain: income statement Improved outlook
Real estate business in Spain: exposure reduction 18.0 15.6 14.6 Note: transparency perimeter on like-for-like basis. The figures include Unnim but exclude the investment in Metrovacesa. * Other foreclosed assets includes foreclosed assets that do not stem from financing family home buying Net exposure to real estate business €bn Sales figures Units And... 6,993 units sold correspond to third parties +43.2% -19.1%
NPAs €bn NPA and coverage ratios (%) NPA ratio Coverage ratio Real estate business in Spain: risk is contained Refinancing
Real estate business in Spain: income statement €m Focus on sales
Lending +12.8% +4.0% Customer funds Net interest income Constant €m Compass business activity Average balance, YoY, in constant € Operating income Constant €m Gross income Constant €m -3.1% -6.2% -12.1% USA: fast pace of new business in low-interest rate environment
NPA ratio Coverage ratio NPA and coverage ratios % USA: excellent risk indicators Loan-loss provisions and risk premium Quarter on quarter (€m constant, %)
USA: income statement Sensitive to interest rates Constant €m
Developed Emerging
EurAsia: area of future growth Sale of 5.1%: efficient capital allocation China Commitment to China remains Good performance by Garanti despite uncertainty Market with high potential Turkey
Note: in accordance with IFRS Garanti is accounted by the equity method for the purpose of uniform presentation based on the proportional consolidation method. EurAsia: income statement Solid contribution despite environment Constant €m
Mexico: income reflects buoyant activity Lending +10.1% +11.0% Customer funds Business activity Average balance, YoY, in constant € Net interest income Constant €m Operating income Constant €m +7.7% +8.1% +8.0% Gross income Constant €m
Mexico: risk indicators are stable NPA ratio Coverage ratio Loan-loss provisions and risk premium Quarter by quarter (€m constant, %) NPA and coverage ratios %
Mexico: income statement Constant €m The leading franchise
South America: buoyant business and strong income Lending +21.2% +26.7% Customer funds Business activity Average balance, YoY, in constant € Net interest income Constant €m Operating income Constant €m +33.6% +25.3% +27.0% Gross income Constant €m
NPA ratio Coverage ratio NPA and coverage ratios % South America: good risk indicators Loan-loss provisions and risk premium Quarter by quarter (€m constant, %)
South America: income statement Note: pension business is included under the holding Diversifying within the region Constant €m
Spain Market share gains in a context of low interest rate and deleveraging Risk premium returning to normal level In summary: Strength and leadership Transformation of the distribution model Sustained profitability and diversification within the region Investment plan to harness future potential China: sale of 5.1 % stake Turkey: a bank well-managed in a complex environment USA Mexico South America EurAsia Developed Emerging Growing business in a low-interest rate environment Exceptional asset quality and cost control
Angel Cano, BBVA President & Chief Operating Officer Madrid, January 31st 2014 2013 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: January 31, 2014	By:	/s/ Ricardo Gómez Barredo
	Name:	Ricardo Gómez Barredo
	Title:	Global Head of Group Accounting and Information Management